

05062190

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



**Deutsche Alt-A Securities, Inc.**
Exact Name of Registrant as Specified in Charter

**0001199474**
Registrant CIK Number

**Form 8-K, July 8, 2005, Series 2005-AR1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

**333-100676**
SEC File Number, if available

_______________________________________________

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:________________________
Name: Hyung Peak
Title: Managing Director



By:________________________
Name: Jason Kim
Title: Vice President

Dated: July 27, 2005

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

*The following is a Preliminary Term Sheet. All terms and statements are subject to change.*

**PRELIMINARY TERM SHEET**

# Deutsche Alt-A Securities, Inc.

# $[444,532,000]

*(Approximate)*

# Mortgage Loan Trust Series 2005-AR1

**Deutsche Alt-A Securities, Inc.**

***(Depositor)***

Deutsche Bank 

**July [8], 2005**

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by Deutsche Bank Securities Inc. ("DBSI"). These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. Any investment decision with respect to the securities should be made by you based upon the information contained in the Final Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

**THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION. ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS TERM SHEET WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING BY THE UNDERWRITER OF THE OFFERED CERTIFICATES. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

# PRELIMINARY TERM SHEET DATED: July [8], 2005

## Deutsche Alt-A Securities, Inc.
## Mortgage Loan Trust, Series 2005-AR1
## $[444,532,000] *(Approximate)*

*Subject to a variance*

**All Terms and Conditions are subject to change**

### Structure Overview(1)

| Class | Approximate Size ($) | Collateral Type | WAL (yrs) to Maturity | Pass-Through Rate | Expected Ratings (M/S&P) |
|---|---|---|---|---|---|
| I-A-1 | [90,234,000] | Conforming ARM | [3.29] | LIBOR + [0.30]% (2) | [Aaa/AAA] |
| I-A-X | (3) | Conforming ARM | NA | (3) | [Aaa/AAA] |
| II-A-1 | [125,638,000] | Non-Conforming ARM | [3.29] | LIBOR + [0.30]% (4) | [Aaa/AAA] |
| II-A-X | (5) | Non-Conforming ARM | NA | (5) | [Aaa/AAA] |
| III-A-1 | [63,078,000] | 3 Yr. and 2 Yr. Hybrid ARM | [3.31] | Group III WAC (6) | [Aaa/AAA] |
| IV-A-1 | [111,357,000] | 5 Yr Conforming Hybrid ARM | [3.31] | LIBOR + [0.30]% (7) | [Aaa/AAA] |
| IV-A-X | (8) | 5 Yr Conforming Hybrid ARM | NA | (8) | [Aaa/AAA] |
| V-A-1 | [54,225,000] | 5 Yr. Non-Conforming Hybrid ARM | [3.30] | Group V WAC (9) | [Aaa/AAA] |
| **TOTAL** | **$[444,532,000]** | | | | |

*(1) The Structure is preliminary and subject to change*

*(2) The Pass-Through Rate for the Class I-A-1 Certificates will be a variable rate equal to One-Month LIBOR plus [0.30]% subject to the Net Rate Cap (equal to the weighted average net mortgage rates of the Group I Mortgage Loans).*

*(3) The Class I-A-X Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class I-A-1 Certificates. The Pass-Through Rate for the Class I-A-X Certificates will be a variable rate equal the weighted average net mortgage rates of the Group I Mortgage Loans minus the Class I-A-1 pass-through rate.*

*(4) The Pass-Through Rate for the Class II-A-1 Certificates will be a variable rate equal to One-Month LIBOR plus [0.30]% subject to the Net Rate Cap (equal to the weighted average net mortgage rates of the Group II Mortgage Loans).*

*(5) The Class II-A-X Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class II-A-1 Certificates. The Pass-Through Rate for the Class II-A-X Certificates will be a variable rate equal the weighted average net mortgage rates of the Group II Mortgage Loans minus the Class II-A-1 pass-through rate.*

*(6) The Pass-Through Rate for the Class III-A-1 Certificates will be a variable rate equal to the weighted average net mortgage rates of the Group III Mortgage Loans.*

*(7) The Pass-Through Rate for the Class IV-A-1 Certificates will be a variable rate equal to One-Month LIBOR plus [0.30]% subject to the Net Rate Cap (equal to the weighted average net mortgage rates of the Group IV Mortgage Loans). The Class IV-A-1 Certificates will also be entitled to receive certain cap payments as described under the Class IV-A-1 Cap Contract section below.*

*(8) The Class IV-A-X Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class IV-A-1 Certificates. The Pass-Through Rate for the Class IV-A-X Certificates will be a variable rate equal the weighted average net mortgage rates of the Group IV Mortgage Loans minus the Class IV-A-1 pass-through rate.*

*(9) The Pass-Through Rate for the Class V-A-1 Certificates will be a variable rate equal to the weighted average net mortgage rates of the Group V Mortgage Loans.*

## Transaction Overview

| | |
|---|---|
| **Certificates:** | The Class I-A-1, Class I-A-X, Class II-A-1, Class II-A-X, Class III-A-1, Class IV-A-1, Class IV-A-X and Class V-A-1 Certificates (together, the "Senior Certificates"), the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Subordinate Certificates") and the Class P Certificates (together with the Senior Certificates and the Subordinate Certificates, the "Certificates"). |
| **Pricing Speed:** | 25% CPR. |
| **Depositor:** | Deutsche Alt-A Securities, Inc. |
| **Master Servicer:** | Wells Fargo Bank, National Association. |
| **Trustee:** | HSBC Bank USA, National Association |
| **Cut-off Date:** | July 1, 2005. |
| **Investor Settle Date:** | July 29, 2005. |
| **Legal Structure:** | REMIC. |
| **Optional Call:** | 1% Cleanup Call. |
| **Distribution Dates:** | 25th of each month, or next business day, commencing August 25, 2005. |
| **Credit Enhancement:** | Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [5.00]% +/- [1.00]% with respect to the Senior Certificates. |
| **ERISA:** | The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code of 1986, as amended, or other similar laws. |
| **Class IV-A-1 Cap Contract:** | The Class IV-A-1 Certificates will have the benefit of an interest rate cap contract. With respect to each applicable Distribution Date the amount payable by the cap counterparty will equal the product of (i) the excess (if any) of One-Month LIBOR (as determined pursuant to the Class IV-A-1 Cap Contract) over the Cap Strike Rate (provided, however that if One-Month LIBOR exceeds [10.20]% the payment due will be calculated as if One-Month LIBOR were [10.20]%),(ii) the lesser of (x) the Class IV-A-1 Cap Contract Notional Balance (described below) for such Distribution Date and (y) the certificate principal balance of the Class IV-A-1 Certificates immediately prior to such Distribution Date and (iii) a fraction, the numerator of which is 30 and the denominator of which is 360. |

## Transaction Overview

**Collateral:**

- All of the mortgage loans (the "Mortgage Loans") are secured by first liens.
- The Group I Mortgage Loans will consist of conforming adjustable rate Six-Month LIBOR (73.60%), One-Year LIBOR (25.26%) and One-Year CMT (1.13%) indexed mortgage loans with an expected aggregate principal balance of approximately $[94,924,124] as of the Cut-Off Date. Approximately [92.74]% (by aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date) allow for payments of interest only for the fixed term set forth in the related mortgage note. After such interest only period, each such Group I Mortgage Loan will fully amortize over its remaining term. The remaining approximately [7.26]% of the Group I Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group II Mortgage Loans will consist of non-conforming adjustable rate Six-Month LIBOR (72.88%) and One-Year LIBOR (27.12%) indexed mortgage loans with an expected principal balance of approximately $[132,166,898] as of the Cut-Off Date. Approximately [97.77]% (by aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date) allow for payments of interest only for the fixed term set forth in the related mortgage note. After such interest only period, each such Group II Mortgage Loan will fully amortize over its remaining term. The remaining approximately [2.23]% of the Group II Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group III Mortgage Loans will consist of conventional, adjustable rate Six-Month LIBOR (95.09%) and One-Year LIBOR (4.91%) indexed mortgage loans with initial rate adjustments occurring two and three years after the date of origination ("2 Year ad 3 Year Hybrid ARMS") with an expected aggregate principal balance of approximately $[66,355,530] as of the Cut-Off Date.. Approximately [89.82]% (by aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date) allow for payments of interest only for the fixed term set forth in the related mortgage note. After such interest only period, each such Group III Mortgage Loan will fully amortize over its remaining term. The remaining approximately [10.18]% of the Group III Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group IV Mortgage Loans will consist of conforming, adjustable rate Six-Month LIBOR (93.90%), One-Year LIBOR (0.45%) and One-Year CMT (5.65%) indexed mortgage loans with initial rate adjustments occurring five years after the date of origination ("5 Year Conforming Hybrid ARMS") with an expected aggregate principal balance of approximately $[117,143,557] million as of the Cut-Off Date. Approximately [94.85]% (by aggregate principal balance of the Group IV Mortgage Loans as of the Cut-off Date) allow for payments of interest only for the fixed term set forth in the related mortgage note. After such interest only period, each such Group IV Mortgage Loan will fully amortize over its remaining term. The remaining approximately [5.15]% of the Group IV Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group V Mortgage Loans will consist of non-conforming, adjustable rate Six-Month LIBOR (57.52%), One-Year LIBOR (5.01%) and One-Year CMT (37.46%) indexed mortgage loans with initial rate adjustments occurring five years after the date of origination ("5 Year Non-Conforming Hybrid ARMS") with an expected aggregate principal balance of approximately $[57,043,306] million as of the Cut-Off Date. Approximately [86.85]% (by aggregate principal balance of the Group V Mortgage Loans as of the Cut-off Date) allow for payments of interest only for the fixed term set forth in the related mortgage note. After such interest only period, each such Group V Mortgage Loan will fully amortize over its remaining term. The remaining approximately [13.15]% of the Group V Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).

## Transaction Overview (Cont.)

**Cashflow Description:**

- Distributions on the Certificates will be made on the 25th day of each month (or the next business day). The payments to the Senior Certificates, to the extent of the available funds from the related Mortgage Loan group will be made according to the following priority:

**Group I Available Funds:**

1. Payments of interest to the Class I-A-1 and Class I-A-X Certificates concurrently, on a pro rata basis, at a rate equal to their Pass-Through Rates (as described on the cover page hereof).
2. Payments of principal to the Class I-A-1 Certificates until zero.

**Group II Available Funds:**

1. Payments of interest to the Class II-A-1 and Class II-A-X Certificates concurrently, on a pro rata basis, at a rate equal to their Pass-Through Rates (as described on the cover page hereof).
2. Payments of principal to the Class II-A-1 Certificates until zero.

**Group III Available Funds:**

1. Payments of interest to the Class III-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on the cover page hereof).
2. Payments of principal to the Class III-A-1 Certificates until zero.

**Group IV Available Funds:**

1. Payments of interest to the Class IV-A-1 and Class IV-A-X Certificates concurrently, on a pro rata basis, at a rate equal to their Pass-Through Rates (as described on the cover page hereof).
2. Payments of principal to the Class IV-A-1 Certificates until zero.

**Group V Available Funds:**

1. Payments of interest to the Class V-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on the cover page hereof).
2. Payments of principal to the Class V-A-1 Certificates until zero.

**Any Remaining Available Funds from all Loan Groups:**

1. Payments of interest sequentially to the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates , in that order, so that each such Class shall receive interest at their respective Pass-Through Rates (equal to the weighted average net mortgage rates of the Mortgage Loans); and
2. Payments of principal sequentially to the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, in that order.

## Transaction Overview (Cont.)

| | |
|---|---|
| **Shifting Interest:** | The Senior Certificates will be entitled to receive 100% of the net prepayments on the Mortgage Loans on any Distribution Date during the first [seven years] beginning on the first Distribution Date (the "Senior Prepayment Percentage"). The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next [five years] provided that (i) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of the Aggregate Subordinate Amount does not exceed 50% and (ii) cumulative realized losses do not exceed 30%, 35%, 40%, 45% or 50% for each test date.<br>Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Aggregate Subordinate Amount does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed (a) on or prior to [August 2008], 20% or {b) after [August 2008], 30%, then prepayments will be allocated among all certificates on a pro rata basis.<br>If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the Subordinate Prepayment Percentage can be allocated to the Subordinate Certificates. |
| **Senior Percentage:** | With respect to any Distribution Date, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the related Senior Certificates of a loan group immediately prior to that Distribution Date, and the denominator of which is the sum of the aggregate principal balances of the Mortgage Loans in the related loan group as of the first day of the related Due Period. |
| **Subordinate Percentage:** | For any Distribution Date and a loan group will be 100% minus the related Senior Percentage. |
| **Aggregate Subordination Amount:** | For any date of determination will equal the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balances of the Senior Certificates then outstanding. |
| **Subordination Prepayment Percentage:** | For any Distribution Date and a loan group will be 100% minus the related Senior Prepayment Percentage. |
| **Allocation of Losses:** | Realized Losses on the Mortgage Loans will be allocated to the most junior class of Subordinate Certificates outstanding beginning with the Class B-5 Certificates, until the Certificate Principal Balance of the Subordinate Certificates has been reduced to zero. Thereafter, Realized Losses on each Mortgage Loan Group will be allocated pro rata to their respective Senior Certificates. |


Deutsche Bank

| Period | Date | Class IV-A-1 Cap Contract Notional Balance | Cap Strike Rate (%) | Cap Ceiling (%) |
|---|---|---|---|---|
| 2 | 9/25/05 | 108,577,187.69 | 5.3821 | 10.2000 |
| 3 | 10/25/05 | 105,863,325.86 | 5.5715 | 10.2000 |
| 4 | 11/25/05 | 103,213,850.57 | 5.3821 | 10.2000 |
| 5 | 12/25/05 | 100,627,234.99 | 5.5715 | 10.2000 |
| 6 | 1/25/06 | 98,101,988.45 | 5.3821 | 10.2000 |
| 7 | 2/25/06 | 95,636,655.66 | 5.3821 | 10.2000 |
| 8 | 3/25/06 | 93,229,815.81 | 5.9908 | 10.2000 |
| 9 | 4/25/06 | 90,880,081.78 | 5.3820 | 10.2000 |
| 10 | 5/25/06 | 88,586,099.33 | 5.5714 | 10.2000 |
| 11 | 6/25/06 | 86,346,546.36 | 5.3820 | 10.2000 |
| 12 | 7/25/06 | 84,160,132.07 | 5.5714 | 10.2000 |
| 13 | 8/25/06 | 82,025,596.30 | 5.3820 | 10.2000 |
| 14 | 9/25/06 | 79,941,708.76 | 5.3820 | 10.2000 |
| 15 | 10/25/06 | 77,907,268.31 | 5.5713 | 10.2000 |
| 16 | 11/25/06 | 75,921,102.31 | 5.3819 | 10.2000 |
| 17 | 12/25/06 | 73,982,065.91 | 5.5713 | 10.2000 |
| 18 | 1/25/07 | 72,089,041.43 | 5.3819 | 10.2000 |
| 19 | 2/25/07 | 70,240,937.65 | 5.3819 | 10.2000 |
| 20 | 3/25/07 | 68,436,689.27 | 5.9906 | 10.2000 |
| 21 | 4/25/07 | 66,675,256.19 | 5.3819 | 10.2000 |
| 22 | 5/25/07 | 64,955,623.04 | 5.5712 | 10.2000 |
| 23 | 6/25/07 | 63,276,798.46 | 5.3818 | 10.2000 |
| 24 | 7/25/07 | 61,637,814.65 | 5.5712 | 10.2000 |
| 25 | 8/25/07 | 60,037,726.72 | 5.3818 | 10.2000 |
| 26 | 9/25/07 | 58,475,612.19 | 5.3818 | 10.2000 |
| 27 | 10/25/07 | 56,950,570.48 | 5.5711 | 10.2000 |
| 28 | 11/25/07 | 55,461,722.34 | 5.3817 | 10.2000 |
| 29 | 12/25/07 | 54,008,209.37 | 5.5711 | 10.2000 |
| 30 | 1/25/08 | 52,589,193.52 | 5.3817 | 10.2000 |
| 31 | 2/25/08 | 51,272,293.85 | 5.3817 | 10.2000 |

| Period | Date | Class IV-A-1 Cap Contract Notional Balance | Cap Strike Rate (%) | Cap Ceiling (%) |
|---|---|---|---|---|
| 32 | 3/25/08 | 49,987,456.56 | 5.7735 | 10.2000 |
| 33 | 4/25/08 | 48,733,911.49 | 5.3817 | 10.2000 |
| 34 | 5/25/08 | 47,510,906.87 | 5.5710 | 10.2000 |
| 35 | 6/25/08 | 46,317,708.83 | 5.3816 | 10.2000 |
| 36 | 7/25/08 | 45,153,601.06 | 5.5710 | 10.2000 |
| 37 | 8/25/08 | 44,017,884.32 | 5.3816 | 10.2000 |
| 38 | 9/25/08 | 42,972,813.09 | 5.3816 | 10.2000 |
| 39 | 10/25/08 | 41,952,540.95 | 5.5709 | 10.2000 |
| 40 | 11/25/08 | 40,956,479.67 | 5.3815 | 10.2000 |
| 41 | 12/25/08 | 39,984,054.96 | 5.5709 | 10.2000 |
| 42 | 1/25/09 | 39,034,706.14 | 5.3815 | 10.2000 |
| 43 | 2/25/09 | 38,107,885.84 | 5.3815 | 10.2000 |
| 44 | 3/25/09 | 37,203,059.68 | 5.9902 | 10.2000 |
| 45 | 4/25/09 | 36,319,705.92 | 5.3815 | 10.2000 |
| 46 | 5/25/09 | 35,457,315.22 | 5.5708 | 10.2000 |
| 47 | 6/25/09 | 34,615,390.31 | 5.3814 | 10.2000 |
| 48 | 7/25/09 | 33,793,445.71 | 5.5708 | 10.2000 |
| 49 | 8/25/09 | 32,991,007.44 | 5.3814 | 10.2000 |
| 50 | 9/25/09 | 32,207,612.79 | 5.3814 | 10.2000 |
| 51 | 10/25/09 | 31,442,809.99 | 5.5707 | 10.2000 |
| 52 | 11/25/09 | 30,696,158.02 | 5.3813 | 10.2000 |
| 53 | 12/25/09 | 29,967,226.28 | 5.5707 | 10.2000 |
| 54 | 1/25/10 | 29,255,594.41 | 5.3813 | 10.2000 |
| 55 | 2/25/10 | 28,560,852.00 | 5.3813 | 10.2000 |
| 56 | 3/25/10 | 27,882,598.39 | 5.9900 | 10.2000 |
| 57 | 4/25/10 | 27,220,442.40 | 5.3812 | 10.2000 |
| 58 | 5/25/10 | 26,574,002.15 | 5.5887 | 10.2000 |
| 59 | 6/25/10 | 25,942,904.81 | 5.4668 | 10.2000 |
| 60 | 7/25/10 | 25,326,786.38 | 5.6591 | 10.2000 |

**FOR ADDITIONAL INFORMATION PLEASE CALL:**

## Deutsche Bank Securities


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